EXTRACT OF THE MINUTES OF THE SPECIAL MEETING OF THE BOARD
OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON
APRIL 9, 2003, DRAWN UP AS SUMMARY.

NIRE: 33300011595

1.   DATE:  April 09, 2003.

2.   TIME:  4:30 p.m.

3.   PLACE:  Av. Juscelino Kubitschek, n° 1830, Torre I, 14th floor, São Paulo, SP.

4.   PRESENT:  Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Eustáquio Coelho Lott, Fernando Perrone, Mauro Molchansky, Vagner Laerte Ardeo and Cláudia de Azeredo Santos (General Secretary).

6.   Agenda: 6.1 – Reelection of CEO - The Board of Directors (“C.A.”) unanimously approved under provision of Article 17, Item III of the Corporate By-Laws, the reelection of Dr. Benjamin Steinbruch, Brazilian, married, industrialist, holder of Identity Card Number SSP/SP 3.627.815-4, enrolled at CPF/MF under number 618.266.778-87, residing and domiciled at Av. Morumbi, 1095, Jardim Guedala, São Paulo, SP, as Chief Executive Officer of the Company for a term of office of two (2) years as of this date. The Chief Executive Officer now elected, present at the meeting, hereby represents that he does not incur in any of the impediments provided for in Paragraphs One and Two of Law Number 6.404, of December 15, 1976. I hereby certify that the deliberation herein transcribed is true to the original Minutes filed in the Company Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Cláudia de Azeredo Santos
General Secretary of the Board of Directors